EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-11

Mercator Minerals Updates 2012 Production Guidance

Vancouver, BC, May 4, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) announces that it has revised production guidance for its wholly-owned Mineral Park mine in Arizona, which is now expected to produce approximately 89 million copper equivalent pounds(1) during 2012. This compares to the prior guidance issued by the Company in January 2012, which estimated production of 90 to 100 million copper equivalent pounds(1).

Hard Ore & Mill Throughput

The Company believes the previously disclosed impact of hard ore on mill throughput has now been resolved. During the first quarter of 2012, harder than expected ore reduced mill throughput rates, which resulted in lower than expected copper production. The updated guidance is based on the concentrator achieving design throughput levels of 50,000 tons per day (“tpd”), with a hard ore blend of up to 40% of total mill feed.  This threshold has been determined based on periods of operation with different ratios of hard ore in the mill feed.

Transition Zone Mineralization

The 2012 mine plan at the Mineral Park mine includes mining through the transition from supergene enriched copper material into primary hypogene copper mineralization. Mining of the transition zone has encountered a lower percentage of higher grade supergene copper mineralization than expected from the mineral resource model, resulting in a lower copper grade from this material than anticipated, while molybdenum grades are unaffected.

Approximately 20 percent of the material expected to be processed under the 2012 mine plan is comprised of transition zone ores.  The Company believes that, as mining passes through the transition zone, copper grade and tonnage reconciliation should better correlate with the block model since the copper grades in hypogene mineralization both within and below the transition zone is less subject to the variability associated with secondary enrichment.  Overall, the transition zone represents a small percentage of the overall mineral resource and the life-of-mine mineral reserves for the Mineral Park Mine.

The Company is presently evaluating the impact on the five year mine plan of mining other areas of the deposit that have a component of similar transitional material.

Updated 2012 Guidance

As a result of the lower head grade currently being mined in the transition zone, the impact of harder ore and the high oxide material processed through the mill in the first quarter 2012, the Company has revised its 2012 production guidance accordingly. As discussed above, the revised guidance is also based on the 50,000 tpd average throughput for the balance of the year:

Revised 2012 Production Guidance
	Q1-2012 Actual	Q2 to Q4-2012 Forecast	Total 2012
Copper in concentrate (million lbs) Copper cathode (million lbs) Total Copper	9.0 0.9 9.9	30.0 2.7 32.7	39.0 3.6 42.6
Molybdenum in concentrate (million lbs)	2.3	8.1	10.4
Silver (000 ounces)	211	335	546
Copper equivalent (1) (million lbs)	20.1	69.5	89.6
Milled tons (millions)	4.4	13.7	18.1
Average copper grade	0.140%	0.137%	0.138%
Average molybdenum grade	0.036%	0.039%	0.039%
Average copper recoveries	72.6%(2)	80.0%	78.3%
Average molybdenum recoveries	70.9%(2)	75.0%	74.1%

(1)	All references to copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metals prices.
(2)	Recoveries are lower in Q1/12 as a result of processing partially oxidized ore stockpiles, which stockpiles have been fully depleted.

As noted in a news release dated April 10, 2012, blending of partially oxidized stockpiled ore through the mill during the first quarter 2012 reduced metal recoveries.  Mining of the partially oxidized stockpile has since been completed and recoveries have returned to normal.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources

that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release has been prepared under the supervision of, and its disclosure has been reviewed by Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park, who is a Qualified Person as defined under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; and (3) the milling operations at Mineral Park will continue to be viable, operationally and economically.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.